CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Expands to South Korea

June 20th, 2009 CNW Group: CIBT Education Group Inc. (NYSE Amex and TSX.V symbol: MBA) is pleased to report that it has signed an agreement with National Cambridge College (“NCC”) to install a CIBT Education Center in Seoul, South Korea.

National Cambridge College will assist in CIBT’s expansion by introducing and teaching CIBT’s International Foundations Program to students in South Korea.  Students will initiate their studies in South Korea and upon completion of the program will have the opportunity to continue their studies abroad at a CIBT partner university overseas.

“We are very excited about this latest initiative in our continued global expansion“, commented Toby Chu, Vice Chairman and CEO of CIBT Education Group.  “South Korea has been one of the fastest growing countries in Asia for decades.  Students in South Korea are eager learners; South Korea has one of the world’s highest percentages for college and university enrollments on a per capita basis.  Our partnership with National Cambridge College will allow us to leverage our geographical presence in South Korea by delivering our International Foundations Programs to Korean students and exporting these students to Canada, the United States, and any one of our 30 university partners in seven English speaking countries around the globe.”

About National Cambridge College

National Cambridge College is a language institute working directly with a global network of Canadian and Australian educational institutions including CIBT Education Group.  Based on its international marketing network, NCC has cooperative relations with over 90 institutions in over 10 countries including Canada, Australia, New Zealand, China, Japan, the United States, and the United Kingdom.  NCC offers English training as well as test preparation programs for the IELTS exams.  NCC is also the only authorized PathWays test center in South Korea.

About CIBT Education Group Inc.

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business, Tourism Training Institute (Beijing), and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching locations including Australia, Canada, China, Jamaica, Jordan, New Zealand, Netherland, the Philippines, South Korea, United Kingdom, United States and Vietnam. CIBT delivers Western and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses and academic partnerships around the world.  CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: Ed Cheung at 604.871.9909 extension 318

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